SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 6


              American Resources of Delaware, Inc.
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                        (Name of Issuer)


                Common Stock ($.00001 Par Value)
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                 (Title of Class of Securities)


                          02926 U 30 8
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                           (CUSIP No.)

                         Leonard K. Nave
                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                         (606) 873-5455
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   Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications

                             Various
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     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule
13d-1 (b)(3) or (4), check the following box:    (    )

Check the following box if a fee is being paid with this
Statement:    (    )

                                               Page 1 of 10 Pages

CUSIP NO.                          13D
                  02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Leonard K. Nave, Trustee
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                           00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                            USA
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     Number of                     7.   SOLE VOTING POWER

     Shares                                  None
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                443,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               None
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                             443,623
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     Leonard K. Nave, Trustee, beneficially owns 443,623 shares of common stock of American Resources of Delaware, Inc.
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.3%
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14.  TYPE OF REPORTING PERSON
                                   IN
-----------------------------------------------------------------

                                               Page 2 of 10 Pages

CUSIP NO.                       13D
                  02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Southern Gas Holding Company, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     61-1200618

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                        00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Kentucky
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     Number of                     7.   SOLE VOTING POWER

     Shares                                  None
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                443,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               None
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                             443,623
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     Southern Gas Holding Co. beneficially owns 443,623 shares of common stock of American Resources of Delaware, Inc.
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              4.3%
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14.  TYPE OF REPORTING PERSON
                              CO
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                                               Page 3 of 10 Pages

CUSIP NO.                    13D
            02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Leonard K. Nave
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                     BK, PF, OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
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     Number of                     7.   SOLE VOTING POWER

     Shares                                  304,839
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                443,623
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               304,839
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                             443,623
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     Leonard K. Nave beneficially owns 748,462 shares of common stock of American Resources of Delaware, Inc.

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               7.1%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
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                                               Page 4 of 10 Pages

CUSIP NO.                  13D
             02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Rick G. Avare
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                         BK, PF, OO, SC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                  1,410,528
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                  646,722
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               1,410,528
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                               646,722
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     Rick G. Avare beneficially owns 2,057,250 shares of common stock of American Resources of Delaware, Inc.

-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              18.8%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                              IN
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                                               Page 5 of 10 Pages

CUSIP NO.                          13D
                02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Prima Capital LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         61-1278562
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                         --------
                                                      (b)   X
                                                         --------
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS
                           PF, 00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                       ----------
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              USA
-----------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                  645,588
                                   ------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                NONE
                                   ------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               645,588
                                   ------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                             None
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     Prima Capital LLC beneficially owns 645,588 shares of common stock of American Resources of Delaware, Inc.

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       ----------
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              6.3%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                              OO
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                                               Page 6 of 10 Pages

ITEM 1.   Security and Issuer.
          -------------------
     Not Amended.

ITEM 2.   Identity and Background.
          -----------------------
     Not Amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
     Item 3 is amended to add the following at the end thereof:
     On February 17, 1998, Southern Gas Holding Company, Inc. (Holding) and Mr. Avare entered into a Loan Agreement under which Mr. Avare agreed to sell and Holding agreed to buy the Nave claim (as described in Exhibit 6-1 attached hereto). A portion of the claim was assigned by Mr. Avare to Douglas L. Hawthorne. As partial consideration for the acquisition of the claim, Holding agreed to convey 200,000 shares of Common Stock in American Resources of Delaware, Inc. to Messrs. Avare and Hawthorne. The transaction closed on July 21, 1998, and Holding transferred 140,000 shares and 60,000 shares to Messrs. Avare and Hawthorne, respectively. A copy of the Loan Agreement is attached hereto as Exhibit 6-1 and incorporated herein.

ITEM 4.   Purpose of Transaction.
          ----------------------
     Not Amended.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------
     Item 5 is amended to read as follows:
     (a) At July 31, 1998, 10,251,853 shares of Common Stock were issued and outstanding. The reporting persons identified in
ITEM 2 above, beneficially own the following shares of ARI Common
Stock:

                                               Page 7 of 10 Pages

          Reporting Person              No. Shares     Percent
          ----------------              ----------     -------

          Southern Gas Holding             443,623        4.3%
          Leonard K. Nave, Trustee         443,623        4.3%
          Leonard K. Nave                  748,462        7.1%
          Rick G. Avare                  2,057,250       18.8%
          Prima Capital LLC                645,588        6.3%

     (b) The reporting persons have the following sole or shared power = to vote shares of ARI Common Stock ("Voting Power") and the sole or shared power to = dispose of shares of ARI Common
Stock ("Investment Power"):

     Southern Gas Holding:
          Sole Voting Power             None
          Shared Voting Power           443,623 (1)
          Sole Investment Power         None
          Shared Investment Power       443,623 (1)

     Leonard K. Nave, Trustee:
          Sole Voting Power             None
          Shared Voting Power           443,623 (1)
          Sole Investment Power         None
          Shared Investment Power       443,623 (1)

     Leonard K. Nave:
          Sole Voting Power             304,839 (2)
          Shared Voting Power           443,623 (1)
          Sole Investment Power         304,839 (2)
          Shared Investment Power       443,623 (1)

     Rick G. Avare:
          Sole Voting Power             1,410,528 (3)
          Shared Voting Power             646,722 (4)
          Sole Investment Power         1,410,528 (3)
          Shared Investment Power         646,722 (4)

     Prima Capital LLC:
          Sole Voting Power             None
          Shared Voting Power           645,588 (5)
          Sole Investment Power         None
          Shared Investment Power       645,588 (5)

                                               Page 8 of 10 Pages

Footnotes:

     (1)  Shares owned of record by Southern Gas Holding Company,
          Inc.

     (2) Shares and options to purchase shares owned of record by Leonard K. Nave, individually.

     (3) Shares, options and conversion rights owned of record by Rick G. Avare.

     (4) 645,588 shares owned of record by Prima Capital LLC, and 1,134 shares owned of record by JJR Investments.

     (5)  Shares owned of record by Prima Capital LLC.

     Leonard K. Nave disclaims the beneficial ownership of 60% of the shares of Common Stock owned of record by Southern Gas Holding Company, Inc. Rick G. Avare disclaims the beneficial ownership of 80% of the shares of Common Stock owned of record by Prima Capital LLC. The filing of this Schedule 13D shall not be construed as an admission by either Leonard K. Nave or Rick G. Avare that such persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such shares of Common Stock.

ITEM 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
Relationships With Respect to Securities of the Issuer.
------------------------------------------------------
     Not amended.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------
     The following exhibit is attached hereto.
     Exhibit 6-1    Loan Agreement entered into on February 17,
     -----------    1998, among Rick G. Avare and Southern Gas
                    Holding Company, Inc.

                                               Page 9 of 10 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     August 24, 1998



                              /s/ Leonard K. Nave
                              -----------------------------------
                                Leonard K. Nave, Individually


                              /s/ Leonard K. Nave
                              -----------------------------------
                                Leonard K. Nave, Trustee


                              /s/ Rick G. Avare
                              -----------------------------------
                                Rick G. Avare, Individually


                              Southern Gas Holding Company, Inc.


                              By: /s/ Leonard K. Nave
                                 --------------------------------
                                   Leonard K. Nave
                                   President


                              Prima Capital LLC


                              By: /s Rick G. Avare
                                 --------------------------------
                                   Rick G. Avare
                                   Administrative Member




                                              Page 10 of 10 Pages

                           Exhibit 6-1

                         LOAN AGREEMENT



     This Loan Agreement (the "Agreement") entered into this 17th day of February, 1998 by and between Rick G. Avare ("Avare") and Southern Gas Holding Company, Inc. ("Southern").

                            RECITALS

     WHEREAS, Leonard K. Nave ("Nave") filed for protection from his creditors pursuant to Chapter 11 of the United States
Bankruptcy Code (the "Nave Bankruptcy"); and

     WHEREAS, Sequa Financial, Inc. ("Sequa") has filed a proof of claim in the Nave Bankruptcy in the approximate amount of One
Million Six Hundred Thousand Dollars (the "Claim"); and

     WHEREAS, Sequa has offered to sell the Claim to Avare for the sum of Seven Hundred Fifty Thousand Dollars ($750,000), which shall be paid at the time of Closing (the "Purchase Price"); and

     WHEREAS, Southern has agreed to loan Avare Two Hundred and Fifty Thousand Dollars ($250,000) and Two Hundred Thousand
(200,000) shares of American Resources of Delaware, Inc. common stock; and

     WHEREAS, Avare has agreed to sell and Southern has agreed to purchase the Claim after the conveyance to Avare from Sequa; and

     WHEREAS, the parties wish to memorialize their understanding in this Agreement.

                           WITNESSETH

     NOW THEREFORE, in consideration as more fully set forth herein the parties agree as follows:

     1. Loan Commitment. Southern hereby agrees to loan Avare the sum of Two Hundred and Fifty Thousand Dollars ($250,000) which shall be evidenced by the promissory note (the "Note") attached hereto and incorporated herein by reference as Exhibit "A". The Note shall mature upon the earlier of (i) one year from the date hereof or (ii) the assignment of the Claim by Avare to Southern. The Note shall be non-recourse to Avare and secured by the Claim.

     2. ARI Stock. Southern hereby agrees to loan Avare Two Hundred Thousand (200,000) shares of common stock in American Resources of Delaware, Inc. (the "ARI Stock"). Southern retains the right to terminate this loan within five business days after Avare receives written notice of Southern's intention to terminate. Southern shall execute a blank Stock Power Agreement and further agrees and stipulates that Avare may utilize the ARI stock in any form or fashion he deems appropriate; however, upon termination of this Agreement as provided for in this section. Avare shall return the ARI stock to Southern. The loan of the ARI stock shall bear interest at the rate of 6% based on a current value of Five Hundred Thousand Dollars ($500,000.00) for the ARI stock. Said interest shall accrue during the term of this Agreement and shall be payable via
Section 3 of this Agreement.

     3. Assignment of Claim. The parties agree that within one year Avare shall have the right to assign the Claim to Southern and Southern agrees, upon Avare's election to assign the Claim, that it will accept said assignment in exchange for the release of all monies due Southern pursuant to the non-recourse Note and the retention of Avare of the ARI stock and the release of any and all interest owed to Southern for the loan of the ARI stock to satisfy the Claim. Upon said assignment all monies or stock loaned to Avare pursuant to this Agreement shall be deemed paid in full.

     4. Waiver of Representations and Warranties. SOUTHERN HEREBY STIPULATES AND AGREES THAT AVARE HAS MADE NO REPRESENTATION OR WARRANTY AS TO THE CLAIM INCLUDING, BUT NOT LIMITED TO, THE FINANCIAL ABILITY OF LEONARD K. NAVE TO SATISFY THE CLAIM, THE COLLECTIBILITY OF ANY CLAIM, THE AMOUNT OF THE CLAIM OR ANY OTHER REPRESENTATION OR WARRANTY THAT WOULD PROVIDE FOR COLLECTION OF THE CLAIM FROM LEONARD K. NAVE. SOUTHERN FURTHER STIPULATES AND AGREES THAT UPON CONVEYANCE OF THE CLAIM BY AVARE TO SOUTHERN THAT IT WILL TAKE NO ACTION OR ASSERT ANY CLAIM OR CAUSE OF ACTION AGAINST AVARE ARISING OUT OF THIS AGREEMENT OR THE ASSIGNMENT OF THE CLAIM.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.


                              /s/ Rick G. Avare
                              -----------------------------------
                                Rick G. Avare


                              SOUTHERN GAS HOLDING COMPANY, INC.



                              By:  /s/ Leonard K. Nave
                                 --------------------------------

                              Its:   President
                                  -------------------------------